FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, May 3rd, 2005

Press Release

Sustained 1st-Quarter 2005 Revenue Growth

Revenues:	EUR 10.3 billion
Organic growth:	+ 6.1%
Total growth:	+ 7%

At March 31, 2005, SUEZ revenues, prepared according to IFRS standards, recorded organic growth rate of +6.1%,1. This confirms the Group’s growth dynamics, at the high end of the objectives set (average organic growth rate for 2004-2006 between 4% and 7%). First-quarter revenues were EUR 10.3 billion (versus EUR 9.6 billion at March 31, 2004).2

Organic revenue growth was generated mainly by:

-	SUEZ Energy International with EUR 227 million, benefiting from continued electricity market deregulation in Brazil (Tractebel Energia) and the United States (SERNA3) and from growth in US LNG business;

-	growth at SUEZ Energy Services business resulting from improved sales at Fabricom (+EUR 121 million) and Elyo/Axima Services (+EUR 96 million);

-	increased wholesale electricity and natural gas sales in Europe (+EUR 105 million) achieved within the framework of the optimization of the contract portfolio and production facilities, in addition to higher electricity rates;

-	the environment activities, particularly water in France (+EUR 14 million, or +3.8%).

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Total revenues grew by 7%. The Group generates 89% of its revenues in Europe and North America, with 80% from the European continent alone.

The growth in total revenues (+EUR 672 million) breaks down as follows:

➢	organic growth (+EUR 584 million),

➢	changes in Group structure (-EUR 51 million) which include Aguas Andinas (-EUR 29 million) and changes within Fabricom (-EUR 27 million),

➢	moderate exchange rate fluctuations (-EUR 24 million), primarily due to the US dollar (-EUR 45 million), and

➢	the impact of natural gas price increases (+EUR 163 million).

[1].	See page 5 for a breakdown of organic revenue growth on a comparable basis.
[2].	Revenue trend comparison based on proforma IFRS revenue figures for 2004 proforma IFRS. The reconcilation to reported revenue figures at March 31, 2004 is shown on page 6.
[3]	Suez Energy Resources North America (ex T.E.S.I.)

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REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	March 31, 2005 reported -IFRS	March 31, 2004 IFRS(1)	Gross change	Organic growth(2)
Suez Energy Europe	3,736.6	3,489.1	7.1%	2.8%
Suez Energy International	1,440.6	1,230.1	17.1%	18.7%
Suez Energy Services	2,613.6	2,413.9	8.3%	9.4%
Suez Environment	2,509.2	2,494.7	0.6%	1.4%

TOTAL GROUP	10,300.1	9,627.8	7.0%	6.1%

(1)	See page 6 for the 2004 reported revenues reconciliation to revenues in the IFRS format. As a reminder, companies from the communications sector sold in 2004 are recorded discontinued activities on an IFRS basis and therefore no longer contribute to revenues.
(2)	See page 5 for a breakdown of growth on a comparable basis.

■	SUEZ ENERGY EUROPE

(in EUR millions)	March 31, 2005 reported	March 31, 2004 IFRS	Gross change	Organic growth
Suez Energy Europe	3,736.6	3,489.1	7.1%	2.8%

SUEZ Energy Europe business activities grew by +7.1% at the end of March 2005. On a comparable basis, and particularly excluding the gas price effect (+EUR 124 million), revenues progressed by +EUR 101 million ie an organic growth of +2.8%, impacted especially in terms of electricity, which benefited from higher prices due to increased fuel prices.

-	Electricity

Electricity sales increased by +EUR 192 million, or +9.9%, in terms of organic growth. By the end of 1st-quarter 2005, electricity sales reached 36.4 TWh including 17.3 TWh in Belgium (down by 0.9 TWh),4 11 TWh outside Belgium (up by 0.3 TWh) and 8.1 TWh from the European wholesale market (an increase of 2.6 TWh).4

•	In Belgium, total revenues decreased slightly (-1.4%). The impact of the deregulated Flanders electricity market (and, to a lesser extent, the impact of partial deregulation in Brussels and Wallonia since July 1, 2004) was almost entirely offset by price increases.

•	In the Netherlands, electricity sales in volume terms increased by +9.1% in an environment of generalized price increases.

•	In the rest of Europe, under the combined impact of newly signed industrial contracts (Berlin, Ford, etc.) and of higher prices, sales in Germany, France and Italy recorded organic increases of +27%, +16% and +22% respectively. Sales by CNR are not included as this company is accounted for under the equity method in SUEZ’s financial statements.

•	Wholesale sales, achieved thanks to optimization at the European level of Electrabel production facilities and fuel contract portfolio, amounted to EUR 336.9 million at March 31, 2005, as compared with EUR 213.5 million[5] at March 31, 2004 (8,138 GWh at March 31, 2005 compared to 5,517 GWh for March 31, 2004).

[4]	after offsetting volume transfers between Belgian segments and wholesale sales.
[5]	Calculated according to IFRS.

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-	Natural gas

•	Organic growth in non-Group sales by Distrigas increased +10.7% (+EUR 43 million) thanks to a dynamic commercial activity in France. Non-Group sales of natural gas in Belgium and in Luxemburg were stable (+0.5 TWh).

•	Electrabel natural gas sales declined (-9.8%, or -EUR 75 million), due to the effects of deregulation in Flanders (effective in 2003) and partial deregulation in Wallonia (from July 1, 2004), and to reduced wholesale sales, -EUR 18 million.

-	Other activities

Following electricity market deregulation in Belgium, the invoicing of services to inter-municipal companies was down (-EUR 39.5 million).

■	SUEZ ENERGY INTERNATIONAL

(in EUR millions)	March 31, 2005 reported	March 31, 2004 IFRS	Gross change	Organic growth
Suez Energy International	1,440.6	1,230.1	17.1%	18.7%

Revenues at SUEZ Energy International grew by +18.7% (or +EUR 227 million) on a comparable structural, exchange rate and natural gas price basis.

This organic growth was particularly noticeable in Brazil and the United States (increase in sales to unregulated customers and to LNG activity).

More specifically, this increase was due to:

-	North America (+EUR 140 million) with:

•	the growth in sales of SUEZ LNG North America (+EUR 43 million), i.e. +14% in volume terms thanks in particular to sales at the Cove Point terminal and to one-off, opportunistic sales to Spain;

•	the commercial success of SERNA (SUEZ Energy Resources North America6), via direct energy sales to industrial and commercial customers (+ EUR 77 million).

-	Asia (+EUR 50 million) with the February 2004 startup of the Baymina power station (770 MW) in Turkey (+EUR 30 million), the increase in sales of natural gas to South Korea (+EUR 13 million), and the fine operating performance of Glow (Thailand). Glow’s IPO (launched in April 2005) will have no impact on the Group’s revenues in 2005.

-	Latin America (+EUR 47 million), particularly in Brazil where the progressive replacement of initial contracts volumes by new bi-lateral contracts with distributors and industrial customers contributed +EUR 30 million to organic growth. Chile, Peru, and Argentina continue to enjoy a favorable environment, both in terms of volumes and prices.

[6]	Ex T.E.S.I.

- page 3/6 -

■	SUEZ ENERGY SERVICES

(in EUR millions)	March 31, 2005 reported	March 31, 2004 IFRS	Gross change	Organic growth
Suez Energy Services	2,613.6	2,413.9	8.3%	9.4%

Organic growth of SUEZ Energy Services was +EUR 222 million (+9.4%):

-	Fabricom (+EUR 121 million) benefited from its commercial successes, particularly at Ineo (+13.1%) through the ORRMA contract with the French Defense Ministry, and through HVAC (+11.4%), as well as at GTI where activity had been relatively weak in Q1 2004.

-	Elyo/Axima Services businesses grew by 9.7% (+EUR 96 million), mainly as a result of business development in Benelux (+EUR 10 million), France (+EUR 23 million), and Italy (+EUR 11 million), where contracts were signed with the hospitals of Rome, Verona and Palermo. France also benefited from EUR 20 million in non-recurring revenues, due in particular to favorable rigorous climatic conditions and to high fuel prices. During the first quarter of 2005, the Group signed a contract to extend Barcelona’s heating and cooling network for total revenues of EUR 216 million over a 27-year period.

-	Project engineering expanded slightly (+3.5%).

■	SUEZ ENVIRONMENT

(in EUR millions)	March 31, 2005 reported	March 31, 2004 IFRS	Gross change	Organic growth
SUEZ ENVIRONMENT	2,509.2	2,494.7	0.6%	1.4%
Water Europe	783.9	730.0	7.4%	2.5%
Waste Services Europe	1,081.6	1,110.2	-2.6%	-1.9%
Degrémont	178.5	181.4	-1.6%	-3.9%
International	465.3	473.1	-1.6%	10.3%

SUEZ Environment generated EUR 2.5 billion in revenues during the first quarter, similar to the figure for the same period in 2004 on a comparable exchange rate and structural basis.

Organic growth came to +1.4%, or +EUR 34 million.

-	Water Europe activities recorded a rise of +2.5% (+EUR 18 million), mainly due to a strong increase in “sanitation and services” contracts in France (+EUR 14 million, or +3.8%) with new signings at Valenton, Colombes, and Saint Gaudens, for example, and renewed service contracts at Dôle, Savigny sur Orge and Tarbes.

-	Waste Services are progressing in the United Kingdom and France (+EUR 6 million, i.e. +1.2%) thanks in particular to the 2004 startup of two new incinerators. There was a decline in Germany (-EUR 17 million) which felt the full effect of the renegotiation of waste collection and selective sorting contract during the past 18 months.

-	Degrémont experienced mixed results, with an overall decline in organic terms of -EUR 7 million, or -3.9%. Growth was generated in Latin America (San Luis Potosi in Mexico, Minera la Escondida in Chile), and at I.D.I.[7] (USA), which was offset, however, by a lower level of commercial activity in the United Kingdom and the disposal of the Bogota B.O.T.

[7]	Infilco Degrémont Inc.

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(EUR 2.6 million in revenues at March 31, 2004). During first quarter 2005, the Group signed a EUR 380 million contract to design, build and operate a water desalination plant in Perth (Australia).

-	International activities recorded positive organic growth (+EUR 43 million, or +10.3%), resulting mainly from rate increases obtained after the startup of the Farfana plant in Chile,[8] and continued expansion in Brazil, Australia and China.

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

The majority of Group revenues (89%) were generated in Europe and North America, with 80% from the European continent alone.

The revenue breakdown by geographic zone is as follows:

(in EUR millions)	March 31, 2005	% contribution	March 31, 2004	% contribution	Change 2005/2004
France	2,422.8	23.5%	2,139.1	22.2%	13.3%
Belgium	2,981.3	28.9%	3,223.2	33.5%	-7.5%
Subtotal, France-Belgium	5,404.1	52.5%	5,362.3	55.7%	0.8%
Other European Union	2,571.3	25%	2,184.4	22.7%	17.7%
Other European countries	208.6	2.0%	151.1	1.6%	38.0%
Subtotal Europe	8,184.0	79.5%	7,697.7	80.0%	6.3%
North America	953.0	9.3%	857.7	8.9%	11.1%
Subtotal Europe and North America	9,137.0	88.7%	8,555.4	88.9%	6.8%
South America	481.7	4.7%	428.7	4.5%	12.4%
Asia, Middle East and Oceania	541.1	5.3%	503.7	5.2%	7.4%
Africa	140.3	1.4%	140.1	1.5%	0.1%

TOTAL	10,300.1	100.0%	9,627.8	100.0%	7.0%

Activity was stable in the France-Belgium region. It is worth noting that in 2004, wholesale sales were exclusively recorded under the Belgium area and totalled EUR 276 million. In 2005, this activity amounted to EUR 388 million and was split between France (EUR 80 million), Belgium (EUR 113 million) and other European countries (EUR 195 million). Excluding wholesale sales, growth was respectively +9.5%, -2.7% and +8.8% for those countries.

BREAKDOWN 0F ORGANIC GROWTH ON A COMPARABLE BASIS

Organic growth in revenues on a comparable basis was as follows.

(in EUR millions)	March 31, 2005	March 31, 2004	Organic growth
Revenues	10,300.1	9,627.8

Changes in Group structure(1)	(80.8)	(131.6)
Exchange rate fluctuations		(24.5)
Natural gas price variations		163.4

Comparable	10,219.3	9,635.2	6.1%

(1)	Respectively, 2005 revenues from companies consolidated for the first time, and 2004 revenues from deconsolidated companies.
[8]	Since October 1, 2004, Aguas Andinas is consolidated at 60% by the proportional method.

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MARCH 2004 REPORTED REVENUES RESTATED UNDER IFRS FORMAT

(in EUR millions)	March 31, 2004 reported	Netting of trading sales(a)	Collections for 3rd parties(b)	Other adjustments	March 31, 2004 IFRS
Suez Energy Europe	3,778.0	(280.1)		(8.8)	3,489.1
Suez Energy International	1,352.2	(70.5)		(24.6)	1,230.1
Suez Energy Services	2,414.9			(1)	2,413.9
Suez Environment	2,738.9	(3.0)	(238.5)	(2.7)	2,494.7
Others(c)	55.2			(55.2)	0.0

TOTAL GROUP	10,312.2	(353.6)	(238.5)	(92.3)	9,627.8

(a)	In financial statements prepared under French accounting standards, the contribution of activities of an operational nature tied to assets and to optimizing the production base, the fuel contract portfolio or energy sales is presented as a total amount in the Revenues and the Purchases and changes in inventory entries. Pursuant to IAS 18, Income from ordinary activities, the results produced in connection with certain of these operations are reported as net amounts under Revenues when the sales contracts in question can be settled through offsetting purchases or when the sales contracts are part of swap strategies.
(b)	Proceeds received on behalf of third-parties in the Environment sector, presented under revenues and under a separate entry for operating expenses are, according to the same principle, now presented as a net amount.
(c)	Results from activities ceased in 2004 are reported as net amounts under the income statement entry “Results from discontinued activities”; they no longer have an impact on revenues.

These adjustments have no impact on Group margins.

SUEZ (www.suez.com) is a worldwide industrial and services Group, active in sustainable development, providing companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges and is an official sponsor of Paris 2012.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:		Financial analysts’ contacts:
Catherine Guillon:	+331 4006 6715	Arnaud Erbin: +331 4006 6489
Antoine Lenoir:	+331 4006 6650	Bertrand Haas: +331 4006 6609
Eléonore de Larboust: +331 4006 1753

Belgium
Guy Dellicour:	00 322 370 34 05

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary